John Bilski v. T. Rowe Price International Funds, Inc., et al.


On November 19, 2003, T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. were served with a Complaint filed in the Southern District of Illinois by a shareholder of the T. Rowe Price New Asia Fund. Two unrelated fund groups, INVESCO and AIM Funds, were also named as defendants. Similar to the Parthasarathy lawsuit described above, this lawsuit alleges that the mutual funds did not make appropriate value adjustments to the foreign securities of the New Asia Fund when calculating the Fund's daily share prices. The Plaintiff is seeking to have this lawsuit certified as a class action (period unspecified). Pollack & Kaminksy, which is the firm handling the Parthasarathy matter, is defending Price in this matter, also. An Answer was filed on January 28, 2004.